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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER

8-~~49179~~ 30639



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/06 AND ENDING 3/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hudson Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place, Suite 1500A
(No. and Street)

Jersey City (City) NJ (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Knox (201) 216-0100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
JUN 13 2007
THOMSON FINANCIAL

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
MAY 3 0 2007
WASH, D.C.
185
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith Knox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Hudson Securities, Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TAEWOO KIM
ID # 2348074
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 8/8/2011

Taewoo Kim 5/25/07

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUDSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2007

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Hudson Securities, Inc.
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of Hudson Securities, Inc. as of March 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hudson Securities, Inc. as of March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.



New York, New York
May 25, 2007

HUDSON SECURITIES, INC.

Statement of Financial Condition
March 31, 2007

ASSETS	
Cash	**$ 4,485,917**
Cash - restricted	**235,837**
Receivable from broker dealer	**945,031**
Securities owned	**14,188,748**
Income taxes receivable	**512,366**
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $1,976,698	**235,929**
Deferred taxes	**160,000**
Due from affiliate	**51,862**
Other assets	**231,133**
Goodwill	**1,111,179**
	$ 22,158,002
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Securities sold, but not yet purchased	**$ 8,266,395**
Commissions payable	**628,088**
Accrued expenses and other liabilities	**784,914**
Due to parent	**142,151**
Total liabilities	**9,821,548**
Commitments and contingencies	
Stockholder's equity:	
Common stock, $0.001 par value, 30,000,000 shares authorized, 10,967,000 shares issued and outstanding	**10,967**
Additional paid-in capital	**11,244,787**
Retained earnings	**1,080,700**
Total stockholder's equity	**12,336,454**
	$ 22,158,002

See notes to statement of financial condition

NOTE A - ORGANIZATION AND OPERATIONS

Hudson Securities, Inc. (formerly Wien Securities, Corp. ("Wien")) (the "Company") is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis. Accordingly, the Company is exempt from rule 15c3-3 of the Securities Exchange Act of 1934. The Company has offices in New Jersey and Florida.

In January 2003, the stockholders of Wien entered into an Agreement whereby they granted certain new employees (the "Trading Group") an option to acquire 51% of the outstanding shares of Wien's common stock ("51% Option") from Wien's stockholders. Upon the exercise of the 51% Option, the Trading Group would be entitled to purchase the remaining outstanding shares of Wien's common stock within six months, pending NASD approval of the transfer of Wien's common stock. The Agreement included employment clauses for four of Wien's stockholders for periods ranging from 1 to 2.5 years.

In May 2004, the Wien stockholders and the Trading Group amended the Agreement, which changed the 51% Option to a 100% option. The Agreement, as amended, provided that upon the exercise of the 100% option, the exercise price and the remaining purchase price of the shares of common stock of Wien to be paid by the Trading Group would be calculated at 100% of the book value of Wien at December 31, 2002 multiplied by 1.25, plus the increase in the book value of Wien from December 31, 2002 to June 30, 2004. Wien received NASD approval for this transaction and on June 30, 2004, the Trading Group consummated the exercise of the 100% option to purchase all of the outstanding shares of Wien's common stock for a purchase price of approximately $7,136,000. The transaction was treated for accounting purposes as a purchase of the Company. As a result, the Company recorded goodwill of approximately $1,111,000, which represents the excess of the purchase price over the fair value of the assets acquired and liabilities assumed. Subsequently, on July 21, 2004 Wien formed a wholly owned subsidiary named Hudson Capital Markets, Inc. ("HCMI"), which was organized in the state of Delaware. HCMI was authorized to issue 30,000,000 shares of common stock with a par value of $.001 per share. HCMI issued 1,000 shares of common stock to Wien as the sole stockholder. On July 31, 2004, Wien was merged into HCMI, with HCMI becoming the surviving entity ("HCMI Merger") and the name of HCMI was changed to Hudson Securities, Inc. In connection with this merger, the stockholders of Wien received 83,333.33 shares of the Company for each share of Wien owned. In connection with this merger, the Company's historical stockholders equity was restated retroactively to give effect to the shares issued in connection with the HCMI Merger, while the historical retained earnings was carried forward. Prior to November 1, 2004, the Company revoked its election to be treated as Subchapter S Corporation for Federal and New Jersey income tax purposes. Effective November 1, 2004 the Company is treated as C-corporation.

In December 2004, the Company entered into an agreement and Plan of Merger (the "Agreement") with Health Outcomes Management, Inc. ("HOM"), a non operating public company. Under the terms of the Agreement, the Company's stockholders exchanged all of the issued and outstanding shares of common stock and warrants of the Company in exchange for 154,672,671 shares of HOM common stock, $.01 par value (the "Exchange"). On May 3, 2005, the Company consummated the merger with HOM. The HOM shares that were issued represent 94% of HOM's Aggregate Voting interest at the time of this exchange. In connection with the legal form of this transaction, the Company became a wholly owned subsidiary of HOM. For financial reporting purposes, the Exchange represents a capital transaction of Hudson Securities, Inc., or a "reverse merger" rather than a business combination. Accordingly, the historical stockholders equity of Hudson Securities, Inc. was adjusted to give effect to the shares cancelled in connection with the HOM Merger, while the historical retained earnings was carried forward. On September 6, 2005 HOM was reincorporated in Delaware, and changed its name to Hudson Holding Corporation ("Hudson"). On March 2, 2007 the Board of Directors approved the issuance of 10,966,999 shares of common stock to Hudson.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Securities transactions:

The Company records transactions in securities on a trade-date basis.

Securities owned and securities sold, not yet purchased, are stated at market value.

Securities which do not have a readily ascertainable market value are valued at their estimated fair value as determined by management. Because of the inherent uncertainty of valuation, the management determined values may differ significantly from values that would have been used had a ready market for these securities existed and the differences could be material.

[2] Income taxes:

The accounts of the Company are included in the consolidated federal income tax return filed by its Parent (Hudson). The Company files separate state income tax returns. The Company computes its federal tax expense as if it were a separate entity.

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires that the Company recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the temporary differences are expected to reverse. The Company records an estimated valuation allowance on its deferred income tax assets if it is not more than likely that these deferred income tax assets will be realized.

[3] Furniture, equipment, leasehold improvements and depreciation:

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related asset and leasehold amortization is computed using the lesser of the estimated useful life of the related asset or the remaining term of the lease.

[4] Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

[5] Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Restricted cash represents an automatically renewable, fourteen month time deposit which collateralizes a letter of credit (see Note G[4]).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Concentrations of credit risk:

The Company is engaged in trading on a principal and/or agency basis with and for primarily other securities broker-dealers and institutional investors such as mutual funds, hedge funds, banks and similar businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, and can include banks and other financial institutions. The Company uses one clearing broker to process transactions and maintain customer accounts. The clearing broker extends credit to the Company's clientele which is secured by cash and securities in the clients' account. The Company's exposure to credit risk associated with the non-performance by their customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. Additionally, the Company has agreed to indemnify the clearing broker for losses it incurs while extending credit to the Company's clients. Amounts due from customers that are considered uncollectible are charged back to the Company by the clearing broker when such amounts become determinable.

In the normal course of business, the Company enters into transactions in various derivative instruments for trading purposes and to manage market risk. These transactions include securities sold short, but not yet purchased, option and warrant contracts.

Securities sold short, but not yet purchased represent obligations of the Company to deliver the underlying securities sold and option and warrant contracts written represent obligations of the Company to purchase or deliver the specified security at the contracted price. The Company's ultimate obligation on such instruments may exceed the amount recognized in the statement of financial condition. The Company monitors its positions continuously to reduce the risk of the potential loss due to changes in market value or failure of counterparties to perform.

Substantially all of the Company's cash and security positions are deposited with its clearing broker for safekeeping purposes. The broker is highly capitalized and is a member of major securities exchanges.

The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

[7] Goodwill:

The Company accounts for its goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Under SFAS No. 142, goodwill is not subject to amortization, but rather an annual assessment of impairment by applying a fair value based test. As a result of its annual assessment, the Company has determined no such impairment needs to be recognized during the year ended March 31, 2007.

[8] Commissions receivable reserve:

Commissions receivable represent cumulative draws and benefits provided to traders and salespersons in excess of cumulative commissions earned. The Company is expected to collect these receivables from future earned commissions. The Company establishes reserves as an offset to the receivable balance on the basis of historical collections and estimates of future collections. As of March 31, 2007, the Company had $160,269 of commissions receivable offset by a reserve of the same amount.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[9] Stock based compensation:

The Company's parent, Hudson, has established a stock option plan (the "2005 Plan"), which provides for the granting of options to purchase up to an aggregate of 2,000,000 shares of Hudson common stock, pursuant to which employees, consultants, independent contractors, officers and directors are eligible to receive incentive and/or nonqualified stock options. Options granted under the 2005 Plan are exercisable for a period of up to 10 years from the date of grant at an exercise price which is not less than the fair value on the date of grant, except that the exercise price of options granted to a stockholder owning more than 10% of the outstanding capital stock shall in no event be less than 110% of the fair market value of the stock covered by the option at the time the option is granted and shall not be exercisable more than five years after date of grant. Options issued under the 2005 Plan will typically vest over either a three or four year period from the anniversary date of the grant. Exercises of options granted under the 2005 Plan will typically result in the issuance of new Hudson common shares.

The Company accounts for stock options issued under the 2005 Plan under the recognition and measurement principles of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, ("SFAS 123(R)"). Under the provisions of SFAS 123(R), the Company is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is then recognized over the period during which an employee is required to provide services in exchange for the award, usually the vesting period.

The Company has computed the fair value of options granted using the Black-Scholes option pricing model. Under SFAS 123(R) forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate. The expected term of options granted represents the estimated period of time that options granted are expected to be outstanding. Given that Hudson's shares don't have a long history of being publicly traded since May 3, 2005, the Company developed an expected volatility figure based on a review of the historical volatilities, over a period of time, equivalent to the expected life of these options, of similarly positioned public companies within its industry, during the early stages of their life as a public company. The risk-free interest rate was determined from the implied yields from U.S. Treasury zero-coupon bonds with a remaining term consistent with the expected term of the options. Hudson has not paid any dividends in the past and does not expect to pay any in the near future. In applying the Black-Scholes option pricing model, the Company used the following weighted average assumptions:

	For the year ended March 31, 2007
Risk free interest rate	4.82%
Expected term (years)	2.45
Expected volatility	65%
Expected dividends	—

The weighted average fair value of the stock options granted during the year ended March 31, 2007 was $0.37 per share.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[9] Stock based compensation (continued):

As of March 31, 2006, the Company had not issued any options under the 2005 Plan. A summary of the status of the options issued under the 2005 Plan during the year ended March 31, 2007, is presented in the table below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Intrinsic Value
Balance, March 31, 2006	-	$ -		
Granted	1,510,000	1.00		
Exercised	-	-		
Forfeited	(185,000)	1.01		
Balance, March 31, 2007	1,325,000	$ 1.00	3.2	$ -
Exercisable, March 31, 2007	-	$		$ -

A summary of non-vested options for the year ended March 31, 2007 is presented in the table below:

	Options	Weighted Average Grant Date Fair Value
Non-vested, March 31, 2006	-	$ -
Granted	1,510,000	0.37
Forfeited	(185,000)	0.39
Non-vested, March 31, 2007	1,325,000	$ 0.37

NOTE C - RECEIVABLE FROM CLEARING BROKER

At March 31, 2007, the receivable from the clearing broker in the statement of financial condition represents the Company's cash balance with its clearing broker.

NOTE D - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, at March 31, 2007 consist of:

	Securities Owned	Securities Sold, not yet Purchased
Equity securities	$14,188,748	$8,266,395

NOTE E - INCOME TAXES

The principal components of deferred tax assets, and the valuation allowance are as follows as of March 31, 2007:

Deferred tax assets:	
State operating loss carryforward	$ 54,000
Reserve for commissions receivable and bad debt	63,000
Deferred rent	43,000
Stock-based compensation	22,000
Excess of tax over book basis of fixed assets	32,000
Total deferred tax assets, before valuation allowance	214,000
Less: Valuation allowance	(54,000)
Total net deferred tax assets	$ 160,000

As of March 31, 2007 the Company has a state net operating loss carryforward of approximately $914,000 which expires between 2011 and 2014.

A valuation allowance has been established to offset a portion of the deferred tax asset to the extent the Company has not determined that it is more likely than not that the future tax benefits will be realized. During the year ended March 31, 2007, the valuation allowance decreased by $18,000.

NOTE F - SALARY REDUCTION RETIREMENT PLAN

The Company sponsors a 401(k) Savings Plan (the "Savings Plan") which covers all eligible employees. Participants may contribute no less than 1% of their gross earnings and up to the maximum allowable per the Internal Revenue Service regulations. In addition, the Company may make discretionary matching contributions to the Savings Plan, subject to certain limitations.

NOTE G - COMMITMENTS AND CONTINGENCIES

[1] Leases:

On April 4, 2006, the Company entered into an agreement to sublease an additional 26,875 rentable square feet of office space in Jersey City, New Jersey. The sublease is guaranteed by Hudson. The lease commenced on June 21, 2006 and expires on August 30, 2012.

On February 1, 2007, Hudson entered into an agreement to sublease an additional 2,744 rentable square feet of office space in Tinton Falls, New Jersey. The office space will be utilized by the Company and is deemed to be a commitment of the Company. The lease commenced on March 1, 2007 and expires on March 31, 2010.

The Company now leases office space at two Jersey City, New Jersey locations and two satellite locations The Company occupied the new Jersey City location during September 2006. It is the Company's intention to maintain the original Jersey City office space as a back-up site until November 2007, when the lease expires.

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[1] Leases: (continued)

As of March 31, 2007 the Company had a deferred lease liability of $108,443 which represents the excess of rent expense recognized on a straight-line basis over the term of the leases as compared to cash rental payments and is included in accrued expenses and other liabilities on the Statement of Financial Condition.

Future minimum commitments related to non-cancelable leases as of March 31, 2007 are as follows:

Years Ended March 31,	Office Leases	Equipment Leases	Total
2007	$ 702,000	$ 104,000	$ 806,000
2008	489,000	70,000	559,000
2009	559,000	4,000	563,000
2010	524,000	0	524,000
2011	593,000		593,000
Thereafter	239,000		239,000
	$ 3,106,000	$ 178,000	$ 3,284,000

[2] Employment agreements:

On January 4, 2007, Hudson entered into five year employment agreements, effective as of January 1, 2007, with Mr. Martin C. Cunningham and Mr. Keith R. Knox, whereby each will continue in their present positions, Chief Executive Officer and President, respectively. Mr. Cunningham and Mr. Knox are key employees of the Company and these employment agreements are deemed to be commitments of the Company. The agreements provide that each shall receive a salary of $200,000 per year, plus a formula-based annual bonus. In addition, the Company entered into a two year employment agreement with another key employee, effective as of December 1, 2006, which provides that the employee shall receive a salary of $150,000 per year.

Future minimum salary commitments pursuant to these employment agreements are as follows:

Years Ended March 31,	
2007	$ 550,000
2008	500,000
2009	400,000
2010	400,000
2011	300,000
Thereafter	-
	$ 2,150,000

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[3] Litigation:

The Company has been named as a defendant in various actions relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of the Company's management the ultimate resolution of such actions against the Company will have no material adverse effect on the Company's financial condition.

[4] Letter of credit:

In connection with the new Jersey City office lease, on April 20, 2006, the Company deposited a one-year $225,000 irrevocable standby letter of credit with the landlord as security, which automatically renews for additional one-year terms, unless sixty days written notice is provided. Pursuant to the lease agreement, the Company is required to maintain the letter of credit until sixty days following the expiration of the lease. On April 5, 2006, the Company deposited $225,000 with the issuing financial institution in the form of an automatically renewable, fourteen month time deposit, in order to collateralize the letter of credit.

NOTE H - NET CAPITAL REQUIREMENT

The Company is subject to various regulatory requirements, including the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1), which is intended to ensure the general financial soundness and liquidity of broker-dealers by requiring the maintenance of minimum levels of net capital. These regulations place limitations on certain transactions, such as repaying subordinated borrowings, paying cash dividends, and making loans to its parent, affiliates or employees. Broker-dealers are prohibited from such transactions which would result in a reduction of its total net capital to less than 120% of its required minimum net capital. Moreover, broker-dealers are required to notify the Securities and Exchange Commission before entering into such transactions which, if executed, would result in a reduction of 30% or more of its excess net capital (net capital less the minimum requirement). The Securities and Exchange Commission has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

At March 31, 2007, the Company under the alternative standard method had net capital of $8,393,065, which was $7,393,065 in excess of its required net capital of $1,000,000.

NOTE I - SUBSEQUENT EVENTS

In May 2007, the Company granted non-qualified stock options to a consultant pursuant to the 2005 Stock Option Plan. The grant enables the consultant to purchase 250,000 shares of common stock at an exercise price of $0.80 per share, which was the market value on the date of the grant. Vesting occurs over three years and the options expire in November 2010. This option was initially valued at $85,000 or $0.34 per share utilizing the Black-Scholes option pricing model and will be amortized to stock-based compensation over the three year vesting period in accordance with Emerging Issues Task Force pronouncement No. 96-18 - "Accounting for Equity Instruments That are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18"). On a quarterly basis, the Company will recalculate the current fair value of the unvested options on a mark-to-market basis, and an adjustment will be recorded to current period amortization in order to properly reflect the cumulative amortization of the current fair value of the unvested options over the elapsed vesting period.

END